

UNITED STATES

SECURITIES ND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-3561

July 20, 2010

Stephen P. Wilson
Chairman and CEO
LCNB Corp.
2 North Broadway
Lebanon, Ohio 45036

Re: LCNB Corp.
Form 10-K
Filed February 23, 2010
File No. 000-26121

Dear Mr. Wilson:

We have completed our review of your Form 10-K, related filings and amendments and have no further comments at this time.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3698 with any other questions.

Sincerely,

Mark Webb
Branch Chief
Financial Services Group